April 16, 2009

VIA EDGAR and Overnight Delivery

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	Sigma-Aldrich Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 000-08135

Dear Mr. Cash:

The attachment to this letter sets forth the responses of Sigma-Aldrich Corporation (the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 3, 2009, with respect to the above referenced filing. We have duplicated the comments set forth in the comment letter in the attachment and have provided responses to each comment.

As requested by the staff of the Commission, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require additional information, please do not hesitate to contact me at 314-286-6671.

Sincerely,

/s/ Rakesh Sachdev
Vice President, Chief Financial Officer and Secretary
Sigma-Aldrich Corporation
3050 Spruce Street St. Louis, Missouri 63103

cc:	Dale Welcome

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Management’s Discussion and Analysis, page 21

Introduction, page 21

COMMENT:

1.	In your MD&A you state that economic conditions will impact demand from your customers and that demand from several of the company’s key markets are expected to decline in 2009. In future filings, please expand your discussion to provide more detailed information on the global economic downturn and its impact on your customers, recent order activity, expected trends, management’s response for managing these events, your operations and financial position. Additionally, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

RESPONSE:

As noted in the Staff’s comment, the Company did state that economic conditions will likely impact customer demand and that demand from several of the Company’s key markets is expected to decline in 2009. On page 23, the final paragraph provides additional detail on the areas of the Company’s business that we expect to be most impacted in 2009. In future filings, to the extent possible, the Company will expand its discussion on the global economic downturn to provide more detailed information, regarding the anticipated effects of the downturn on the Company’s business and management’s approach to managing these events.

With respect to our liquidity discussion, in the final paragraph on page 25, the Company addressed the impact of recent trends in the global economic environment on its liquidity. “Management does not believe that a significant risk exists of commercial paper or other credit becoming unavailable within the next 12 months. Management believes that the Company’s financial condition is such that internal and external resources are sufficient and available to satisfy the Company’s requirements for debt service, capital expenditures, acquisitions, dividends, share repurchases, funding of pension and other post-retirement benefit plan obligations, and working capital presently and for the next 12 months.” In future filings, if material, the Company will expand its liquidity discussion to include more detail information with respect to the impact of the global economic downturn.

Critical Accounting Estimates, page 23

COMMENT:

2.	We note at December 31, 2008 that approximately 55% of your U.S. pension plan assets were represented by equity securities. In future filings please expand your discussion to include the impact market conditions have had on plan assumptions and the net periodic benefit costs, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Please also address potential funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity resulting from potential incremental cash payments required to maintain funding requirements.

RESPONSE:

In future filings, if material, the Company will expand our discussion to include the impact market conditions have had on plan assumptions and net periodic benefit costs, as well as the expected impact on future operations from a decrease in plan assets, a change in expected return or the amortization of an actuarial loss. As the primary rate assumptions used to determine periodic pension costs and benefit obligations associated with the pension and post-retirement medical benefit plans are long-term in nature, no significant impact was seen in 2008 for the impact of market conditions. The Company did not mention these trends as there was not a material impact at December 31, 2008.

In the final paragraph on page 25, the Company does comment on its ability to meet funding requirements. Supplementally, we advise the Staff that the Company’s pension contribution requirements for 2009 for all pension and post-retirement plans are expected to be $6.9 million, less than 2% of the net cash provided by operating activities in 2008. Additionally, in future filings, the Company will also indicate the impact on liquidity of any material funding requirements.

Operating Results, page 23

COMMENT:

3.	In future filings, please expand your discussion of the results of your operations to quantify the impact that changes in volume and/or changes in selling price had on net sales from period to period.

RESPONSE:

As discussed with the Staff, we believe that the existing disclosure adequately addressed the impact on net sales of changes in selling price. As part of the discussion of sales increases, the Company disclosed the following in the first paragraph on page 23: “The 2008 price increase was responsible for approximately 2% of the indicated sales increase.” The increase referred to is the reported sales growth increase with detail provided in tabular form by business unit, reflecting growth components for currency benefit and for acquisitions and the resulting adjusted (organic) growth. Total Adjusted Sales Growth for 2008 for the Company was 5.0%, of which 2% related to price. The residual amount not directly attributable to price relates to volume.

COMMENT:

4.	In future filings, please expand your discussion of gross profit margin to address the main drivers included in costs of products sold.

RESPONSE:

As discussed with the Staff, we believe we adequately disclosed the material drivers included in costs of products sold, as set forth in tabular form on page 24. However, for purposes of additional clarity, the Company will provide additional detail regarding the nature of some of such drivers, such as a description of categories of material costs driving “higher manufacturing and distribution costs,” where believed appropriate.

Liquidity and Capital Resources, page 25

COMMENT:

5.	Please supplementally tell us and revise future filings to address the reasons for the significant changes in the working capital items you have identified in your discussion of cash flows provided by operating activities. For example, please discuss why there were higher pension plan contributions, as well as address the reason for fluctuations in accrued income taxes.

RESPONSE:

In future filings, the Company will expand its discussion of the reasons for the significant changes in the working capital items identified in our discussion of cash flows provided by operating activities. Supplementally, we advise the Staff that due to the equity market conditions in the fourth quarter of 2008, the Company increased its pension contributions to attain a funded status of 94% in the United States and 90% in the United Kingdom. The funding in the United States enabled the Company to avoid restrictions on its defined benefit plan activities. The funding in the United Kingdom enabled the Company to provide tangible evidence to the plan trustees of its ability and intent to honor the plan obligations. The total contributions for all Company pension plans for 2008 were $38.9 million, of which approximately $27.6 million were made in the fourth quarter of 2008.

Additionally, we advise the Staff that the total net benefit to cash flows provided by operating activities related to accrued and deferred taxes was $18.0 million in 2008 versus $3.3 million in 2007, primarily due to an increase in deferred income taxes related to temporary differences arising in 2008.

Exhibit 31 – Section 302 Certifications

COMMENT:

6.	We note that paragraphs 2, 3, and 4 of your certifications replace the word “report” with “annual report”. In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

RESPONSE:

In future filings, the Company will provide the certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.